

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2015

Via E-Mail
Thomas Limberger
c/o SilverArrow Capital Advisors LLP
3 More London Riverside, 1st Floor
London SEI 2RE
United Kingdom

> **Re: Robin Sinar Technologies Inc.**
> **DFAN14A filed October 8, 2015**
> **Filed by SilverArrow Capital Advisors LLP *et al***
> **File No. 5-47313**

Dear Mr. Limberger:

We have reviewed the filing listed above and have the following comments:

Press Release dated October 8, 2015

1. Please provide support for all the factual assertions and figures that appear in these (and future) soliciting materials. Such support may take the form of references to the applicable periodic report or other document from which such data is taken. It may be provided supplementally, or in the revised soliciting materials. The following are only some examples of the kinds of factual assertions the appear in your press release for which you must provide support:

   - "While the global laser market has grown with compounded annual growth rate ('CAGR') of 17.2% from 2010-2014, Rofin's sales have only grown by 5.8% over this period."

   - "Compared to its peer group, Rofin's market share has decreased from 17% to 14% over the same period and from a high of 23% in 2008."

   - "Rofin has focused most of its efforts on the European market, while the Asian market currently represents 47% of the total laser market."

   - "Looking forward, the Asian market is expected to grow significantly over the next five years…"

   - The figures that appear in the first paragraph under "Operations" on page 4 of your filing.

- The assertion that "Rofin has not met analyst expectations on various metrics in 11 of the previous 21 quarters" on page 5 of your filing.

2. In future soliciting materials including your proxy statement, opinions or statements of belief must be expressed as such, rather than as statements of fact. In future filings, the following are examples of statements that should be revised to make clear they represent your opinion only:

   - "The Company's information about the laser market and Rofin's market position is very vague and incomprehensible, while not properly reflecting the total addressable market across the Company's existing and potential product portfolio." (page 3)

   - "Additionally, Rofin has missed a sizeable opportunity by entering the fiber laser market late in its growth phase." (page 4)

   - "The Company's structure needs to be fixed." (page 4)

   - "While the items we have mentioned above explain these results in part, the Company's inability to convey its investment story to stockholders and its deployment of capital is also to blame." (page 5)

3. See our last two comments above. Identify the peer groups to which you compare the Company and the "various indices" and "various metrics" by which you assert the Company is lagging behind (referenced on page 5 under "Stock Performance and Capital Allocation").

4. Rule 14a-9 in Regulation 14A prohibits false or misleading statements in soliciting materials. Note A to Rule 14a-9 lists as an example of statements that may be misleading under particular facts and circumstances "[p]redictions as to specific future market values." When not accompanied by appropriate and specific clarifying language explaining the bases for and limitations on the projected figures, such forecasts are problematic under Rule 14a-9. Predictions that we believe are problematic in your press release include the 120% increase in the Company's stock price (page 3 of your filing) and the estimated EBIT increase to "at least $122 million by 2019" (page 4 of your filing). Avoid similar predictions in future proxy materials. For these figures, revise to explain the assumptions underlying the projected figures and to explain what specific factors could cause them to change.

5. Refer to the disclosure in the first bullet point under "Corporate Governance" on page 5 of the filing. Please explain the "certain allegations related to [Mr. Smoke's] prior employment as CFO of JAC Products Inc." that you believe resulted in Mr. Smoke being terminated without cause from that position and that you describe as "extremely troubling" and "call into question the decision to entrust Mr. Smoke with the critical role of Audit Committee Chair."

6. Explain the basis for your belief (expressed in the fourth bullet point on page 6 of your filing) that Mr. Basel received over $900,000 from the Company for consulting services and renting space to Rofin "both at what we believe to be above-market rates."

7. Identify the other corporate boards on which Messrs. Willis and Fantone have served together (provide dates) and explain why you believe that this compromises their "appetite" to provide opposing views on the issues facing the Company."

Please do not hesitate to contact me at (202) 551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Eric Blanchard, Esq. (via email at eblanchard@cov.com)